

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 9, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ING Groep N.V., under the Exchange Act of 1934:

- 1.726% Callable Fixed-to-Floating Rate Senior Notes due 2027

- 2.727% Callable Fixed-to-Floating Rate Senior Notes due 2032

- Callable Floating Rate Senior Notes due 2027

Sincerely,

An Intercontinental Exchange Company